Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

March 10, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Karen Rossotto, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209
Dear Ms. Rossotto:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X PropTech ETF (the “Fund”), included in Post-Effective Amendment No. 698 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on January 31, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PRINCIPAL INVESTMENT STRATEGIES

1. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify in the disclosure the meaning of the following sentence: “Solely for the purposes of complying with this policy, the Fund views securities issued by PropTech Companies only (as defined below) as satisfying this criterion."

Response: The Registrant has removed the sentence from the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, as shown below:

~~Solely for the purposes of complying with this policy, the Fund views securities issued by PropTech Companies only (as defined below) as satisfying this criterion.~~

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

2. Comment: Please confirm to the Staff in correspondence that the Fund will satisfy the Rule 35d-1 requirements with respect to PropTech companies by investing at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the Underlying Index.

Response: The Adviser believes that the Fund satisfies the requirements of Rule 35d-1 by investing at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the Underlying Index. Section 35(d) of the 1940 Act prohibits a registered investment company from adopting a name that includes words that the SEC deems materially deceptive or misleading. The SEC adopted Rule 35d-1 in an effort to protect investors against misleading or deceptive fund names. Rule 35d-1 provides, in part, that when a fund’s name suggests that it focuses in a particular industry, the fund must adopt a policy to invest, under normal market conditions, at least 80% of the fund’s net assets in the industry suggested by its name. The Adviser confirms that the Fund’s investment strategy meets the requirements of Rule 35d-1 because the Fund’s Underlying Index is composed of securities that are consistent with the types of investments suggested by the Fund’s name and the Fund has a policy to invest at least 80% of its assets in the securities included in the Underlying Index.

3. Comment: With respect to the third paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please specify what FactSet Industries are classified as PropTech.

Response: The Registrant notes that the identification of FactSet Industries related to PropTech is a first step in the selection process for the Underlying Index and may include a broad and evolving list of industries. The Registrant notes that the companies within these FactSet Industries are further reviewed by the Index Administrator to determine whether such company meets the revenue test described in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

4. Comment: Please provide the Staff supplementally with a model portfolio identifying the top 10 Underlying Index constituents, including each company’s name, market capitalization, country of risk and a brief explanation of why the company is considered a PropTech Company.

Response: Please find the attached requested information.

5. Comment: With respect to the third and fourth paragraphs in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please specify whether all issuers that meet the market capitalization requirement and liquidity requirement are included in the Underlying Index. Please specify whether an issuer could meet these criteria but still be excluded from the Underlying Index. If so, please discuss on what basis an issuer may be excluded from the Underlying Index.

Response: All issuers that meet the market capitalization and liquidity requirements, in addition to all of the other requirements for inclusion in the Underlying Index (e.g. country of listing, classification as a PropTech Company based on identified revenue exposure, etc.) are included in the Underlying Index. If more than 50 issuers meet all of the criteria for the Underlying Index, then the largest 50 issuers by market capitalization that meet all of the criteria will be included in the Underlying Index.

6. Comment: Please provide all missing or bracketed information from the 485(a) filing with the response letter to these comments prior to the effectiveness of the Registration Statement.

Response: Please find the attached requested revised Registration Statement.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

7. Comment: With respect to the fifth paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in light of the fact that the Fund is classified as non-diversified under the 1940 Act, please replace the word “diversification” to avoid confusion.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

During each rebalance, the maximum weight of a company is capped at ~~[~~8~~]~~% ~~, and all constituents are subject to a minimum weight of [ ]%.~~ Generally speaking, modified capitalization weighting will limit the amount of concentration in the largest market capitalization companies ~~and increase company-level diversification~~. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include ~~[i~~nformation technology~~] and [ ]~~ companies. As of [ ], 2023, the Underlying Index had ~~[~~37~~]~~ constituents. The Fund's investment objective and Underlying Index may be changed without shareholder approval.

8. Comment: With respect to the sixth paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the disclosure states that “[a]ny determinations related to the constituents of the Underlying Index are made by the Index Administrator . . .”. Please elaborate on this disclosure and explain to the Staff how this is not considered active management. In addition, please disclose the rules-based methodology by which constituents are included in the Underlying Index and supplementally provide the Staff with a copy of the Underlying Index methodology.

Response: While the Underlying Index is created and sponsored by the Index Provider, all determinations related to the application of the methodology of the Underlying Index, including the selection of the Underlying Index constituents, are made by the Index Administrator and are independent of the Fund's Index Provider. The Index Administrator seeks to maintain the Underlying Index in accordance with the criteria outlined in the Underlying Index methodology. The Registrant has provided a copy of the methodology for the Underlying Index in response to Comment #4 above.

9. Comment: With respect to the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please inform the Staff why the Fund may rely on the no-action relief provided in The First Australia Fund, Inc. letter in light of the fact that the Index Provider is an affiliate of the Fund.

Response: As a preliminary matter, the Registrant notes that Section 8(b)(1) under the 1940 Act requires each registered investment company to include in its registration statement ”a recital of the policy of the registrant in respect of” certain enumerated policies, including concentration of investments and that such a recital include “a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein.” The First Australia Fund no action letter provides the Staff’s interpretive position concurring that the proposed approach set forth in that letter was consistent with the statutory scope of Section 8(b)(1). The Registrant respectfully submits that the First Australia Fund provides one, fact-limited example of an approach that satisfies the statutory provision of Section 8(b)(1), but does not provide an exclusive method of complying with the requirements of the statute.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

We note some significant differences between the Fund and the fund at issue in First Australia. The fund at issue in the First Australia letter was actively managed. The fund’s manager retained significant discretion to invest up to 35% of the fund’s total assets in the securities of issuers in a particular industry if and when that industry represented 20% or more of a reference index. Moreover, the fund discussed in First Australia letter was not an index fund, much less an index ETF, and therefore the fund’s investment adviser had no mandate (and the fund did not have an investment objective) to track the performance of the reference index. Indeed, the investment adviser in First Australia Fund, Inc. presumably had the discretion to change reference indexes at will, unlike an index ETF for which a change in the underlying index would typically require a change to a fund’s investment objective (as would be the case for the Fund).

In light of the foregoing, the Registrant submits that the First Australia letter although informative, is not controlling and does not set aside the express statutory provisions of Section 8(b)(1).

10. Comment: With respect to the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the Fund will be concentrated in the entertainment industry but not in the real estate industry. Please explain why this concentration is consistent with the Fund’s principal investment strategy.

Response: The Fund does not expect be concentrated in the entertainment industry. The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as shown below:

As of [ ], 2023, the Underlying Index was concentrated in the information technology sector and had significant exposure to the software industry.

As stated in the last paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, for an investment to be considered concentrated, it must hold more than 25% of its total assets in the respective sector and/or industry. Based on the current composition of the Underlying Index, the real estate sector does not currently meet this criteria. However, while not stated in the Prospectus, the second highest sector concentration falls in the real estate sector, and the associated real estate management & development industry. As the Underlying Index is designed to provide exposure to property technology, the Registrant believes that the concentration in the information technology sector and the software industry is appropriate and reflects companies that are utilizing technology for purposes as defined in the Prospectus.

11. Comment: Please confirm whether the Fund will invest in unsponsored depositary receipts as part of its principal investment strategy. If so, please update the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” accordingly.

Response: The Registrant confirms that it is not expected for the Fund to invest in unsponsored depositary receipts as part of its principal investment strategy.

12. Comment: Please update the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to define the Underlying Index’s definition of an emerging market country.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

Response: The Registrant notes that the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” provides a list of countries that are eligible for inclusion in the Underlying Index and believes that the current disclosure is appropriate.

SUMMARY OF PRINCIPAL RISKS

13. Comment: Please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, to disclose the types of equity securities in which the Fund will invest. In addition, please update the risk factor titled “Asset Class Risk – Equity Securities Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” to include risks associated with each type of equity security.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund invests at least 80% of its net assets, plus borrowings for investments purposes (if any), in the securities of the Global X PropTech Index (the "Underlying Index"), ~~and in~~ which may include common stocks, American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"), based on the securities in the Underlying Index.

14. Comment: Regarding the disclosure in the section of the Fund's Prospectus titled "PURCHASE AND SALE OF FUND SHARES" on page 9, to the extent applicable, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in‐kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in‐kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant notes that the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” includes the risk factor titled “Cash Transaction Risk”, which the Registrant believes addresses the Staff's comment.

15. Comment: With respect to the risk factor titled “Focus Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please tailor the disclosure to reflect the Fund’s principal investment strategy.

Response: Please see the Registrant’s response to Comment #10 above.

16. Comment: With respect to the risk factor titled “Geographic Economic Exposure Risk – Asian Economic Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, the Staff notes that the disclosure refers to historical tensions between North Korea and South Korea. Please consider whether there are other flash points that present similar risks.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Economic Exposure Risk – Asian Economic Risk” as shown below:

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

Asian Economic Risk: Many Asian economies have experienced rapid growth and industrialization in recent years, but there is no assurance that this growth rate will be maintained. Other Asian economies, however, have experienced high inflation, high unemployment, currency devaluations and restrictions, and over-extension of credit. Geopolitical hostility, political instability, as well as economic or environmental events in any one Asian country may have a significant economic effect on the entire Asian region, as well as on major trading partners outside Asia. Any adverse event in the Asian markets may have a significant adverse effect on some or all of the economies of the countries in which the Fund invests. Many Asian countries are subject to political risk, including political instability, corruption and regional conflict with neighboring countries. Hong Kong is currently administered as a Special Administrative Region under the sovereignty of the People’s Republic of China, but pro-independence sentiment and political dissatisfaction towards China have resulted and may continue to result in widespread protests. In 2020, China passed the National Security Law in Hong Kong, which tightened political freedoms and heightens risk for any businesses or individuals that express pro-independence views. North Korea and South Korea each have substantial military capabilities, and historical tensions between the two countries present the risk of war. Escalated tensions involving the two countries and any outbreak of hostilities between the two countries, or even the threat of an outbreak of hostilities, could have a severe adverse effect on the entire Asian region. Maritime disputes in the South China Sea are complex and involve conflicting claims by China, Brunei, Indonesia, Malaysia, the Philippines, Taiwan and Vietnam, and there is a risk that these disputes could escalate into armed conflict between any of the aforementioned countries. Furthermore, there are numerous disputes over islands in East Asia that pose security risks, including but not necessarily limited to the Liancourt Rocks dispute between Japan and Korea, the Senkaku/Diaoyu Islands dispute between China and Japan, and the Kuril Islands dispute between Japan and Russia. Although Taiwan currently has a government that is separate from that of the People’s Republic of China, the PRC lays claim to Taiwan and has enacted legislation mandating military invasion should Taiwan’s government formally declare independence. China may also choose to launch an invasion of Taiwan even without the Taiwanese government formally declaring independence and there is a high risk that such a conflict would draw in other actors such as the United States and Japan. In response to the elevated risk of conflict in Taiwan, in 2022 the government of Japan moved to dramatically raise its defense budget and lift longstanding restrictions on obtaining missiles with strike capabilities. Certain Asian countries have also developed increasingly strained relationships with the U.S., and if these relations were to worsen, they could adversely affect Asian issuers that rely on the U.S. for trade. In addition, many Asian countries are subject to social and labor risks associated with demands for improved political, economic and social conditions.

17. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Market Risk”, please revise the risk factor disclosure to reflect current market factors.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Market Risk” as shown below:

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the U.S. Federal Reserve or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

its investments and trading of its Shares. For example, at the start of 2023, central banks had already increased interest rates at the fastest rate on record, and it is unknown how long this trend will continue and when inflation will return to target levels. This increases the risk that monetary policy may provide less support should economic growth slow. Additionally, China’s shift away from a zero-COVID policy creates both opportunities and risks, causing uncertainty for global economic growth. Market risk factors may result in increased volatility and/or decreased liquidity in the securities markets. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

18. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Passive Investment Risk”, the disclosure notes that “if a constituent of the Underlying Index were removed, even outside of a regular rebalance of the Underlying Index, the Adviser anticipates that the Fund would sell such security”. In light of the fact that the Fund’s Index Provider is an affiliated entity, please disclose who makes the determination that a security should be removed outside of a regular rebalance and explain how this is not active management.

Response: Please see the Registrant’s response to Comment #8 above.

19. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Risks Associated with Exchange-Traded Funds – Large Shareholder Risk”, please clarify the disclosure to note that these large shareholders would be authorized participants.

Response: The Registrant respectfully declines to revise the disclosure in light of the fact that it believes that the current disclosure read in conjunction with the preceding risk factor titled “Authorized Participants Concentration Risk” provides this context.

20. Comment: With respect to the risk factor titled “Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks”, please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the Fund's shares and the underlying value of those shares.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Authorized Participants Concentration Risk” in the section of the Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as indicated below:

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants and engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. To the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders, such as in times of market stress, Shares may be more likely to trade at a premium or discount to NAV and/or at wider intraday bid-ask spreads, and possibly face trading halts and/or delisting from an exchange.

In addition, the Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Authorized Participants Concentration Risk” in the section of the Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as indicated below:

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

Authorized Participants Concentration Risk

The Fund has a limited number of financial institutions that may act as Authorized Participants. Only Authorized Participants who have entered into agreements with the Fund's distributor may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. To the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders, such as in times of market stress, and no other Authorized Participant is able to step forward to create and redeem in either of those cases, Shares may trade like closed-end fund shares at a discount to NAV and/or at wider intraday bid-ask spreads, and may possibly face trading halts and/or delisting from the Exchange.

21. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, the Staff notes that the Fund may lend securities as part of its principal investment strategy. Please update the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”to include disclosure related to securities lending.

Response: The Registrant has revised the section of the Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” to include the following risk factor:

Securities Lending Risk: Securities lending involves a risk of loss because the borrower may fail to return the securities in a timely manner or at all. If the Fund is not able to recover the securities loaned, it may sell the collateral and purchase a replacement security in the market. Lending securities entails a risk of loss to the Fund if and to the extent that the market value of the loaned securities increases and the collateral is not increased accordingly. Additionally, the Fund will bear any loss on the investment of cash collateral it receives. These events could also trigger adverse tax consequences for the Fund. As securities on loan may not be voted by the Fund, there is a risk that the Fund may not be able to recall the securities in sufficient time to vote on material proxy matters.

FUND MANAGEMENT

22. Comment: With respect to the section of the Fund’s Prospectus titled “FUND MANAGEMENT –Portfolio Managers”, please provide the specific year when each portfolio manager became responsible for the day-to-day management of the Fund.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “FUND MANAGEMENT –Portfolio Managers” as shown below:

Portfolio Managers: The professionals primarily responsible for the day-to-day management of the Fund are Nam To, CFA; Wayne Xie; Kimberly Chan; Vanessa Yang; and Sandy Lu, CFA (“Portfolio Managers”). Messrs. To, Xie and Lu and Ms. Chan and Ms. Yang have been Portfolio Managers of the Fund since 2023 ~~the Fund's inception~~.

ADDITIONAL INFORMATION ABOUT THE FUND

23. Comment: With respect to the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, the Staff notes that the Fund “may also invest in equity index futures for cash flow management purposes and as a portfolio management technique.” If investment in equity index futures is part of the Fund’s principal investment strategy, please revise the section of the

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” accordingly. In addition, please update the risk disclosures to include risks related to derivatives.

Response: The Fund does not intend on investing in equity index futures as part of its principal investment strategy.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

24. Comment: With respect to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Risks Associated with Exchange-Traded Funds – Market Trading Risks and Premium/Discount Risks – Secondary Market Trading Risk”, please revise the first sentence to clarify that the Fund only accepts orders to purchase or redeem shares from Authorized Participants.

Response: The Registrant has updated the risk factor titled “Risks Associated with Exchange-Traded Funds - Market Trading Risks and Premium/Discount Risks – Secondary Market Trading Risk” in the section of the Fund's Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as shown below:

Secondary Market Trading Risk

Only Authorized Participants who have entered into agreements with the Fund's distributor may engage in creation or redemption transactions directly with the Fund. Shares of the Fund may trade in the secondary market on days when the Fund does not accept orders to purchase or redeem Shares from Authorized Participants. On such days, Shares may trade in the secondary market with more significant premiums or discounts than might be experienced on days when the Fund accepts purchase and redemption orders.

25. Comment: With respect to the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” please indicate which of the risk factors are non-principal risks for the Fund.

Response: The Registrant respectfully acknowledges the comment; however, the Registrant believes that the current disclosure is appropriate given that, pursuant to Form N-1A, Item 9(c), the Registrant has disclosed only the principal risks of investing in the Fund in the Item 9 risk disclosures. Moreover, the Registrant notes the Staff’s previous guidance that encourages funds to disclose non-principal risks in a fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

FUND MANAGEMENT

26. Comment: With respect to the section of the Fund’s Prospectus titled “FUND MANAGEMENT” please disclose whether the Adviser is compensated for creating the Underlying Index and if there are any payments made related to the Underlying Index.

Response: The Adviser owns the intellectual property to the Underlying Index and is licensing the Underlying Index to the Fund at no cost to the Fund. Pursuant to its obligations under the unitary fee arrangement with the Fund, the Adviser pays an Underlying Index administration fee to Mirae Asset Global Indices Pvt. Ltd., the Index Administrator, from its own revenue. This arrangement is similar to

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

Global X’s payment approach with respect to indexes provided by unaffiliated index providers. Mirae Asset Global Indices Pvt. Ltd. is an affiliate of the Adviser and under common control with the Adviser.

27. Comment: With respect to the section of the Fund’s Prospectus titled “FUND MANAGEMENT” please confirm whether the Supervision and Administration Agreement is subject to Section 15(c) of the 1940 Act and clarify that this agreement is separate from the Investment Advisory Agreement.

Response: The Registrant confirms that the Supervision and Administration Agreement is not subject to Section 15(c) of the 1940 Act. In addition, the Registrant further notes that the Supervision and Administration Agreement is separate from the Investment Advisory Agreement. Please see the Amended and Restated Supervision and Administration Agreement, filed with the Registrant’s registration statement as Part C Exhibit (h)(49). As a consequence the Supervision and Administration Agreement is not subject to Section 15(c) of the 1940 Act. Cf. Franklin Templeton Group of Funds (pub. avail. Jul. 27, 1997) (“We acknowledge that, if each of the existing investment management agreements had been structured instead as two separate agreements – an administration agreement and an advisory agreement – it would not be necessary to obtain shareholder approval to amend the administration agreement.”)

The Registrant notes that the disclosure in the section of the Fund's Prospectus titled "FUND MANAGEMENT", states the following, which informs the reader that there are two separate agreements:

"The Supervision and Administration Agreement also requires the Adviser to provide investment advisory services to the Fund pursuant to an Investment Advisory Agreement."

STATEMENT OF ADDITIONAL INFORMATION

28. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS - FOREIGN INVESTMENTS – EMERGING MARKETS.”, the Staff notes that the disclosure states that “[a] portion of a Fund’s investments may be in Russian securities and instruments.” Please explain to what extent the Fund anticipates investing in Russian issuers.

Response: In light of the fact that the Fund does not anticipate investing in Russian issuers, the Registrant has updated the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS - FOREIGN INVESTMENTS – EMERGING MARKETS.”, as follows:

Countries with emerging markets are generally located in the Asia and Pacific regions, the Middle East, Eastern Europe, Central America, South America and Africa. To the extent permitted by their investment policies, the Fund may invest their assets in countries with emerging economies or securities markets.

The securities markets of emerging countries are less liquid and subject to greater price volatility, and have a smaller market capitalization, than the securities markets of more developed countries. In certain countries, there may be fewer publicly traded securities and the market may be dominated by a few issues or sectors. Issuers and securities markets in such countries are not subject to as extensive and frequent accounting, financial and other reporting requirements or as comprehensive government regulations as are issuers and securities markets in the U.S. In particular, the assets and profits appearing on the financial statements of emerging country issuers may not reflect their financial position or results of operations in

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

the same manner as financial statements for U.S. issuers. Substantially less information may be publicly available about emerging country issuers than is available about issuers in the United States.

Emerging country securities markets are typically marked by a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of ownership of such securities by a limited number of investors. The markets for securities in certain emerging countries are in the earliest stages of their development. Even the markets for relatively widely traded securities in emerging countries may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the securities markets of developed countries. The limited size of many of these securities markets can cause prices to be erratic for reasons apart from factors that affect the soundness and competitiveness of the securities issuers. For example, prices may be unduly influenced by traders who control large positions in these markets. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets. The limited liquidity of emerging country securities may also affect the Fund's ability to accurately value its portfolio securities or to acquire or dispose of securities at the price and time it wishes to do so or in order to meet redemption requests.

Certain emerging market countries may have antiquated legal systems, which may adversely impact the Fund. For example, while the potential liability of a shareholder in a U.S. corporation with respect to acts of the corporation is generally limited to the amount of the shareholder's investment, the notion of limited liability is less clear in certain emerging market countries. Similarly, the rights of investors in emerging market companies may be more limited than those of shareholders in U.S. corporations.

Transaction costs, including brokerage commissions or dealer mark-ups, in emerging countries may be higher than in developed securities markets. In addition, existing laws and regulations are often inconsistently applied. As legal systems in emerging countries develop, foreign investors may be adversely affected by new or amended laws and regulations. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the law. Certain emerging market countries may restrict or control foreign investments in their securities markets. These restrictions may limit the Fund's investment in certain emerging countries and may increase the expenses of the Fund.

Certain emerging countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the company available for purchase by nationals. In addition, the repatriation of both investment income and capital from emerging countries may be subject to restrictions which require governmental consents or prohibit repatriation entirely for a period of time. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect certain aspects of the operation of the Fund. The Fund may be required to establish special custodial or other arrangements before investing in certain emerging countries.

Certain issuers in emerging market countries may utilize share blocking schemes. Share blocking refers to a practice, in certain foreign markets, where voting rights related to an issuer's securities are predicated on these securities being blocked from trading at the custodian or sub custodian level, for a period of time around a shareholder meeting. These restrictions have the effect of barring the purchase and sale of certain voting securities within a specified number of days before, and in certain instances, after a shareholder meeting where a vote of shareholders will be taken. Share blocking may prevent the Fund

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

from buying or selling securities for a period of time. During the time that shares are blocked, trades in such securities will not settle. The blocking period can last up to several weeks. The process for having a blocking restriction lifted can be quite onerous with the particular requirements varying widely by country. In addition, in certain countries, the block cannot be removed. As a result of the ramifications of voting ballots in markets that allow share blocking, the Adviser, on behalf of the Fund, reserves the right to abstain from voting proxies in those markets.

Emerging countries may be subject to a substantially greater degree of economic, political and social instability and disruption than more developed countries. This instability may result from, among other things, the following: (i) authoritarian governments or military involvement in political and economic decision making, including changes or attempted changes in governments through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic or social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; (v) ethnic, religious and racial disaffection or conflict; (vi) the absence of developed legal structures governing foreign private investments and private property; (vii) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (viii) certain national policies which may restrict the Fund's investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interest; (ix) foreign taxation; (x) the absence, in some cases, of a capital market structure or market-oriented economy; and (xi) the possibility that economic developments may be slowed or reversed by unanticipated political or social events in such countries. Such economic, political and social instability could disrupt the principal financial markets in which the Fund may invest and adversely affect the value of the Fund's assets. The Fund's investments can also be adversely affected by any increase in taxes or by political, economic or diplomatic developments.

The economies of emerging countries may suffer from unfavorable growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments. Many emerging countries have experienced in the past, and continue to experience, high rates of inflation. In certain countries inflation has at times accelerated rapidly to hyperinflationary levels, creating a negative interest rate environment and sharply eroding the value of outstanding financial assets in those countries. Other emerging countries, on the other hand, have experienced deflationary pressures and are in economic recessions. In addition, many emerging countries are also highly dependent on international trade and exports, including exports of oil and other commodities to sustain their economic growth. As a result, emerging countries are particularly vulnerable to downturns of the world economy.

~~A portion of a Fund’s investments may be in Russian securities and instruments. As a result of recent events, the United States and the Economic and Monetary Union of the European Union, along with the regulatory bodies of a number of countries, including Japan, Australia, Norway, Switzerland and Canada, have imposed economic sanctions and renewed existing economic sanctions, which consist of prohibiting certain securities trades, prohibiting certain private transactions in the energy sector, asset freezes, and prohibition of all business, against certain Russian individuals and Russian corporate entities. New sanctions announced in February and March 2022 include measures against the Russian financial sector and restrictions on business in the Donetsk and Luhansk regions of Ukraine. The United States and other nations or international organizations may impose additional, broader economic sanctions or take other actions that may adversely affect Russian-related issuers in the future. These sanctions, any future sanctions or other actions, or even the threat of further sanctions or other actions, may negatively affect the value and liquidity of a Fund’s investments. For example, a Fund may be prohibited from investing in securities issued by companies subject to such sanctions. In addition, the sanctions may require a Fund to~~

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

~~freeze its existing investments in Russian companies, prohibiting the Fund from buying, selling or otherwise transacting in these investments. Russia may undertake countermeasures or retaliatory actions, which may further impair the value and liquidity of a Fund’s portfolio and potentially disrupt its operations. Also, if an affected security is included in a Fund's Underlying Index, the Fund may, where practicable, seek to eliminate its holdings of the affected security by employing or augmenting its representative sampling strategy to seek to track the investment results of its Underlying Index. The use of (or increased use of) a representative sampling strategy may increase a Fund’s tracking error risk. These sanctions may also lead to changes in a Fund’s Underlying Index. A Fund’s index provider may remove securities from the Underlying Index or implement caps on the securities of certain issuers that have been subject to recent economic sanctions. In such an event, it is expected that a Fund will rebalance its portfolio to bring it in line with its Underlying Index as a result of any such changes, which may result in transaction costs and increased tracking error.~~

~~For these or other reasons, a~~ Fund could seek to suspend redemptions of Creation Units, including in the event that an emergency exists in which it is not reasonably practicable for the Fund to dispose of its securities or to determine its net asset value. A Fund could also, among other things, limit or suspend creations of Creation Units. During the period that creations or redemptions are affected, Shares could trade at a significant premium or discount to their net asset value. In the case of a period during which creations are suspended, a Fund could experience substantial redemptions, which may cause the Fund to experience increased transaction costs and make greater taxable distributions to shareholders of a Fund. A Fund could liquidate all or a portion of its assets, which may be at unfavorable prices. A Fund may also change its investment objective by, for example, seeking to track an alternative index.

~~Investments in Chinese A-Shares may pose additional risks relative to the risks of investing in emerging markets securities generally. A-Shares are issued by companies incorporated in mainland China and are traded in Renminbi ("RMB") on the Shanghai Stock Exchange and Shenzhen Stock Exchange. Historically, direct participation in the A-Shares market has been limited to mainland Chinese investors. Foreign investors have been able to invest in the mainland Chinese securities markets through certain market-access programs. Among other programs, foreign investors may invest in A-Shares listed and traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange through the Shanghai - Hong Kong and Shenzhen - Hong Kong Stock Connect programs ("Stock Connect Programs"), which launched in 2014 and 2016, respectively. These Stock Connect Programs are novel, and Chinese regulators may alter or eliminate these programs at any time. The Stock Connect Programs are securities trading and clearing programs between either the Shanghai Stock Exchange ("SSE") or Shenzhen Stock Exchange ("SZSE") and The Stock Exchange of Hong Kong Limited ("SEHK"), China Securities Depository and Clearing Corporation Limited and Hong Kong Securities Clearing Company Limited. The Stock Connect Programs are designed to permit mutual stock market access between mainland China and Hong Kong by allowing investors to trade and settle shares on each market via their local exchanges. Trading through the Stock Connect Programs is subject to a daily quota ("Daily Quota"), which limits the maximum daily net purchases on any particular day by Hong Kong investors (and foreign investors trading through Hong Kong) trading mainland Chinese listed securities and mainland Chinese investors trading Hong Kong listed securities trading through the relevant Stock Connect Program. Accordingly, direct investments in A-Shares will be limited by the Daily Quota that limits total purchases through the Stock Connect Programs. The Daily Quota is utilized by all non-mainland Chinese investors on a first-come-first-serve basis. As such, buy orders for A-Shares would be rejected once the Daily Quota is exceeded (although the investors would be permitted to sell A-Shares regardless of the Daily Quota balance). The Daily Quota may restrict the Fund's ability to invest in A-Shares through the Stock Connect Programs on a timely~~

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

~~basis, which could affect the Fund's ability to effectively pursue its investment strategy. The Daily Quota is also subject to change.~~
~~In addition, investments made through Stock Connect are subject to trading, clearance and settlement procedures that are still relatively untested in mainland China, which could pose risks to the Fund. Moreover, A-Shares purchased through a Stock Connect Program generally may not be sold, purchased or otherwise transferred other than through the Stock Connect Program in accordance with applicable rules. A primary feature of the Stock Connect Programs is the application of the home market's laws and rules applicable to investors in A-Shares (i.e. mainland China). Therefore, the Fund's investments in A-Shares via the Stock Connect Programs are subject to Chinese securities regulations and listing rules, among other restrictions. While A-Shares must be designated as eligible to be traded under a Stock Connect Program (such eligible A-Shares listed on the SSE, the "SSE Securities," and such eligible A-Shares listed on the SZSE, the "SZSE Securities"), those A-Shares may also lose such designation, and if this occurs, such A-Shares may be sold but could no longer be purchased through the applicable Stock Connect Program. In addition, the Stock Connect Programs will only operate on days when both the Chinese and Hong Kong markets are open for trading and when banking services are available in both markets on the corresponding settlement days. Therefore, an investment in A-Shares through the Stock Connect Programs may subject the Fund to the risk of price fluctuations on days when the Chinese markets are open, but the SEHK is not. Each of the SEHK, SSE and SZSE reserves the right to suspend trading under the Stock Connect Programs under certain circumstances. Where such a suspension of trading is effected, the Fund's ability to access A-Shares through the Stock Connect Programs will be adversely affected.~~
~~The Fund's investments in A-Shares through the Stock Connect Program are held by its custodian in accounts in Central Clearing and Settlement System ("CCASS") maintained by the Hong Kong Securities Clearing Company Limited ("HKSCC"), which in turn holds the A-Shares, as the nominee holder, through an omnibus securities account in its name registered with the CSDCC. The precise nature and rights of the Fund as the beneficial owner of the SSE Securities or SZSE Securities through HKSCC as nominee is not well defined under Chinese law. There is a lack of a clear definition of, and distinction between, legal ownership and beneficial ownership under Chinese law and there have been few cases involving a nominee account structure in Chinese courts. The exact nature and methods of enforcement of the rights and interests of the Fund under Chinese law is also uncertain, and there is a possibility that the SSE Securities or SZSE Securities may not be regarded as held for the beneficial ownership of the Fund in the event of a credit event with respect to HKSCC, the Fund's custodian, or other market participants.~~
~~Notwithstanding the fact that HKSCC does not claim proprietary interests in the SSE Securities or SZSE Securities held in its omnibus stock account in the CSDCC, the CSDCC as the share registrar for SSE- or SZSE-listed companies will still treat HKSCC as one of the shareholders when it handles corporate actions in respect of such SSE Securities or SZSE Securities. HKSCC monitors the corporate actions affecting SSE Securities and SZSE Securities and keeps participants of CCASS informed of all such corporate actions that require CCASS participants to take steps in order to participate in them. The Fund will therefore depend on HKSCC for both settlement and notification and implementation of corporate actions.~~

~~Other market access programs, each of which may present different risks, may also be used to provide non-Chinese investors with exposure to A-Shares. To the extent that the Fund does not utilize such other market access programs, any disruptions to a Stock Connect Program would be more likely to impact the Fund's ability to access exposure to A-Shares.~~

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

29. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – POOLED INVESTMENT VEHICLES”, please confirm that investments in such pooled investment vehicles will not exceed 15% of the Fund’s assets.

Response: The Registrant can confirm that the Fund’s investments in pooled investment vehicles will not exceed 15% of the Fund’s assets.

30. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS – CURRENT 1940 ACT LIMITATIONS – CONCENTRATION.”, the Staff notes that for purposes of calculating concentration percentages the Staff is not aware of any distinction between affiliated investment companies and unaffiliated investment companies for purposes of the requirement to look through to the holdings for purposes of this calculation.

Response: The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes that the Fund’s disclosure complies with applicable legal requirements, including applicable SEC Staff guidance, and is consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policies. However, with respect to investments in underlying affiliated funds, the Registrant confirms that the Fund can and will look through investments in such affiliated funds when determining compliance with its concentration policy.

With respect to investments in underlying unaffiliated funds, however, the Fund does not currently have access to the individual holdings of such unaffiliated funds in order to be able to apply a “look through” to effectively determine an unaffiliated fund’s industry concentration. To the extent that the Fund determines that an investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps intended to ensure that appropriate risk disclosure relating to that investment is provided to shareholders. Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Fund will look through to the investments of all underlying funds for purposes of industry concentration, and confirms that the Fund will look through to the investments only of underlying affiliated funds and concentrated portfolios.

31. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, please revise the disclosure related to the adoption of Rule 22e-4 under the 1940 Act to note that the Fund: (i) will take action to reduce its holdings of illiquid securities within a “reasonable” time frame; and (ii) specify that the Fund may not acquire any illiquid investment if, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

Response: The Registrant has revised the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS”, as shown below in response to the comment:

If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of the Fund’s investments will not constitute a violation of such limitation, except that any borrowing by the Fund that exceeds the fundamental investment

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
March 10, 2023

limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days). The Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments. In addition, if the Fund’s holdings of illiquid securities exceed 15% of net assets because of changes in the value of the Fund’s investments, the Fund will act in accordance with Rule 22e-4 under the 1940 Act and will take action to reduce its holdings of illiquid securities within a reasonable time frame deemed to be in the best interest of the Fund. Otherwise, the Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund’s assets.

32. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT RESTRICTIONS – CURRENT 1940 ACT LIMITATIONS – REAL ESTATE. AND PHYSICAL COMMODITIES.”, the Staff is not aware of any current limitations as it relates to owning physical commodities or real estate. Please revise this disclosure accordingly.

Response: The Registrant believes that its current investment limitations which discusses restrictions on investments in physical commodities and real estate meets the requirements of Section 8 of the 1940 Act to recite the Fund’s policy with respect to investment in real estate and commodities. The Registrant believes that these limitations are similar to the limitations on investments in commodities and real estate utilized by other mutual funds in the investment company industry.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.